UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On April 9, 2020, Todos Medical Ltd. (the “Company”) announced that its President and Chief Executive Officer Gerald E. Commissiong provided a corporate update on the Company’s ongoing initiatives, including progress with its novel coronavirus (COVID-19) joint venture Corona Diagnostics, LLC, the ongoing breast cancer commercialization trial with its proprietary blood spectroscopy platform, and the pending acquisition of its Alzheimer’s disease joint venture Breakthrough Diagnostics, Inc.

On April 15, 2020, the Company announced that the United States Food & Drug Administration has accepted Todos Medical’s application for Medical Device Establishment Registration. This designation allows Todos to import medical devices for commercial sale that have been manufactured by non-US entities.

On April 17, 2020, the Company announced the appointment of Lauren Chung, Ph.D. to its Board of Directors. This appointment increases the size of the Todos Medical Board to 7 Directors, including 2 independent Directors. Dr. Chung has been named lead independent Director, will serve as Chair of both the Compensation Committee and the Nomination and Governance Committee. The Company also announced it has received the independent third-party valuation report required to complete the full acquisition of its joint venture Breakthrough Diagnostics, Inc. that is developing the proprietary immune-based Alzheimer’s disease blood diagnostic LymPro Test. Additionally, the Company announced that it has retained Donohoe Advisors to assist with its proposed listing on the Nasdaq CM™ national stock exchange in the United States.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit
Number	Description

99.1	Press Release of Todos Medical Ltd. dated April 9, 2020
99.2	Press Release of Todos Medical Ltd. dated April 15,2020
99.3	Press Release of Todos Medical Ltd. dated April 17, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: April 17, 2020

-3-